Genius Sports Limited

10 Bloomsbury Way, 9th Floor

London, United Kingdom WC1A 2SL

January 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	Genius Sports Limited
Registration Statement on Form F-4
File No. 333-268457

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genius Sports Limited, a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey, hereby requests acceleration of effectiveness of its Registration Statement on Form F-4 (File No. 333-268457), as amended, to 4:00 p.m. Eastern Time on January 18, 2023, or as soon as practicable thereafter.

Please notify Ross M. Leff, P.C. of Kirkland & Ellis LLP at (212) 446-4947 as soon as this request for acceleration has been granted, or if you have any questions or concerns regarding this matter.

Very truly yours,

/s/ Nicholas Taylor
Nicholas Taylor
Chief Financial Officer